UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broadwing Corporation

(Name of Issuer)

common stock, par value $0.01 per share

(Title of Class of Securities)

221009 10 3

(CUSIP Number)

Gaylord Macnack
Flevolaan 41A
1411 KC NAARDEN
P.O. Box 5081
1410 AB NAARDEN
The Netherlands
+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey Hendrickson, Esq.

Herbert Smith LLP

Exchange House, Primrose Street

London EC2A 2HS

United Kingdom

+44 207 466 2766

13 March 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 83,565,407 ordinary shares of Broadwing Corporation outstanding as of 13 March 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006 and updated in the issuer's Form 8-K filed with the Securities and Exchange Commission on 13 March 2006.

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 83,565,407 ordinary shares of Broadwing Corporation outstanding as of 13 March 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006 and updated in the issuer's Form 8-K filed with the Securities and Exchange Commission on 13 March 2006.

.

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The calculation of the foregoing percentage is based on 83,565,407 ordinary shares of Broadwing Corporaton outstanding as of 13 March 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006 and updated in the issuer's Form 8-K filed with the Securities and Exchange Commission on 13 March 2006.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Talpa Beheer BV., Talpa Capital BV and Johannes Hendrikus Hubert de Mol with the Securities and Exchange Commission (the “Commission”) on March 17, 2006 (as amended and supplemented, the “Schedule 13D”) relating to the common stock, $0.001 par value per share, of Broadwing Corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

(a) and (b) According to the Company’s most recently available annual report, as supplemented by the Form 8-K filed by the Company with the Securities and Exchange Commission on 13 March 2006, there were 83,565,407 ordinary shares of the Company outstanding as of 13 March 2006. Talpa directly owns 3,833,143 ordinary shares of the Company, representing 4.59% of the Company’s outstanding ordinary shares. Each of Talpa Capital and JDM do not directly own any of the Company’s ordinary shares. However each of Talpa Capital and JDM may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Company’s ordinary shares directly owned by Talpa by virtue of (i) Talpa Capital’s position as investment manager of Talpa and (ii) JDM’s position as sole owner and director of Talpa as well as the sole supervisory board director of Talpa Capital.

As a result of the change in the Company’s number of outstanding shares as of 13 March 2006, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
23 March 2006
Signature
/s/ J.H.H. de Mol
Talpa Beheer BV

Date
23 March 2006
Signature
/s/ J.H.H. de Mol
Talpa Capital BV

Date
23 March 2006
Signature
/s/ J.H.H. de Mol
John de Mol